UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934

Axovant Sciences Ltd.

(Name of Issuer)

Common Shares, $0.00001 par value per share

(Title of Class of Securities)

G0750W104

(CUSIP Number)

Suite 1, 3rd Floor,

11-12 St. James’s Square,

London SW1Y 4LB,

United Kingdom

+44 (117) 918-1293

With copies to:

Chang-Do Gong

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020-1095

+1 (212) 819 8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0750W104

1.	Name of Reporting Persons: Roivant Sciences Ltd. I.R.S. Identification Nos. of Above Persons (Entities Only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 99,285,714 (see Item 5)

	8.	Shared Voting Power 0 (see Item 5)

	9.	Sole Dispositive Power 99,285,714 (see Item 5)

	10.	Shared Dispositive Power 0 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 99,285,714 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 65.2% (see Item 5)

14.	Type of Reporting Person (See Instructions) CO

EXPLANATORY NOTE

Pursuant to Rule 13d-2 under the U.S. Securities Exchange Act of 1934, as amended (the “Act”), this Amendment No. 1 to the Schedule 13D amends and supplements certain items of the Schedule 13D for the common shares, $0.00001 par value per share (the “Common Shares”), of Axovant Sciences Ltd. (the “Issuer”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 15, 2018 (the “Schedule 13D”). All capitalized terms contained but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) Reporting Person (Roivant)

This Schedule 13D is filed by Roivant Sciences Ltd. (“Roivant” or the “Reporting Person”), an exempted limited company incorporated under the laws of Bermuda. The principal business address of Roivant is Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom.

Roivant is principally engaged in the business of forming and supporting companies engaged in drug development and commercialization. It partners with biopharmaceutical companies and academic institutions to ensure that medicines are rapidly developed and delivered to patients upon approval. Roivant also launches healthcare companies operating outside of traditional biopharmaceutical development.

Covered Persons

Roivant Covered Persons

Roivant has a board of directors (collectively, the “Roivant Covered Persons”). The principal business address of each of the Roivant Covered Persons is Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom. The name, present principal occupation and country of citizenship of each of the Roivant Covered Persons is set forth below, along with the principal business address of the employer of each of the Roivant Covered Persons.

Name	Principal Business Address of Employer	Present Principal Occupation	Citizenship

Sakshi Chhabra	69 Grosvenor Street London X0 W1K3JP, United Kingdom	Vice President, SoftBank Investment Advisers	India
Andrew Lo	c/o Roivant Sciences Ltd., Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom

Charles E. and Susan T. Harris Professor, MIT Sloan School of Management; Director of the MIT Laboratory for Financial Engineering; Principal Investigator at the MIT Computer Science and Artificial Intelligence Laboratory

United States
Patrick Machado	c/o Roivant Sciences Ltd., Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom	Chairman, Armaron Bio Pty. Ltd.; Director, Endocyte, Inc.; Director, Chimerix, Inc.; Director, SCYNEXIS, Inc.; Director, Adverum Biotechnologies, Inc.	United States

Keith Manchester, M.D.	444 Madison Avenue, 21st Floor, New York, New York 10022	Managing Director and Head of Life Sciences, QVT Financial LP	United States
Ilan Oren	1 Dexcel Street, Or Akiva, 3060000, Israel	Vice President, Business Development, Dexcel Pharma Technologies Ltd.	Israel
Vivek Ramaswamy	c/o Roivant Sciences Ltd., Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom	President and Chief Executive Officer, Roivant Sciences, Inc.	United States

Control Persons of Roivant

The following persons, which include shareholders of Roivant and their control persons, may be deemed to control Roivant within the meaning of Instruction C to Schedule 13D, due to the power of the shareholders under Roivant’s internal governance documents to direct or cause the direction of the management and policies of Roivant:

(i)                                    SVF Investments (UK) Limited, a limited company organized under the laws of England and Wales (“SVF Investments”), SVF Holdings (UK) LLP, a limited liability partnership organized under the laws of England and Wales (“SVF Holdings”), SoftBank Vision Fund L.P., a limited partnership organized under the laws of Jersey (“SoftBank Vision Fund”), and SVF GP (Jersey) Limited, a limited company organized under the laws of Jersey (“SVF GP”, and collectively with SVF Investments, SVF Holdings and SoftBank Vision Fund, “SoftBank”);

(ii)                                 QVT Offshore Ltd., a Cayman Islands limited company (“QVT Offshore”), QVT Financial LP, a Delaware limited partnership (“QVT Financial”), QVT Financial GP LLC, a Delaware limited liability company (“QVT Financial GP”), and QVT Associates GP LLC, a Delaware limited liability company (“QVT Associates”, and collectively with QVT Family, QVT Financial and QVT Financial GP, “QVT”);

(iii)                              Dexxon Holdings Ltd., incorporated under the laws of Israel (“Dexxon Holdings”), Dexcel Pharma Technologies Ltd., incorporated under the laws of Israel (“Dexcel Pharma”), and Dan Oren, a citizen of Israel (collectively with Dexxon Holdings and Dexcel Pharma, “Dexxon”); and

(iv)                             Viking Global Investors LP, a Delaware limited partnership (“VGI”), Viking Global Performance LLC, a Delaware limited liability company (“VGP”), Viking Global Equities LP, a Delaware limited partnership (“VGE”), Viking Global Equities II LP, a Delaware limited partnership (“VGEII”), VGE III Portfolio Ltd., a Cayman Islands exempted company (“VGEIII”), Viking Long Fund GP LLC, a Delaware limited liability company (“VLFGP”), Viking Long Fund Master Ltd., a Cayman Islands exempted company (“VLFM”), Viking Global Opportunities GP LLC, a Delaware limited liability company (“Opportunities GP”), Viking Global Opportunities Portfolio GP LLC, a Delaware limited liability company (“Opportunities Portfolio GP”), and Viking Global Opportunities Illiquid Investments Sub-Master LP, a Cayman Islands exempted limited partnership (“Opportunities Fund”, and together with VGI, VGP, VGE, VGEII, VGEIII, VLFGP, VLFM, Opportunities GP and Opportunities Portfolio GP, “Viking”).

See Appendix A to this Schedule 13D for certain information regarding each of SoftBank, QVT, Dexxon and Viking and their directors and executive officers, as applicable. As set forth on Appendix A, the “Covered Persons” include the Roivant Covered Persons, the SoftBank Covered Persons, the QVT Covered Persons, the Dexxon Covered Persons and the Viking Covered Persons (each as defined in Appendix A).

(b) The principal business address of each of Roivant, as the Reporting Person, and the Covered Persons is set forth in Item 2(a) above, including Appendix A.

(c) The principal business and principal business address of Roivant, as the Reporting Person, is set forth in Item 2(a) above. Additionally, the present principal occupation of each of the Covered Persons and the name, principal business and address of the organizations in which such occupation is conducted is set forth in Item 2(a) above, including Appendix A.

(d) During the last five years, Roivant has not been convicted, and to Roivant’s knowledge, none of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Roivant has not been a party, and to Roivant’s knowledge, none of the Covered Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The place of organization of each of Roivant, as the Reporting Person, and the citizenship or place of organization, as applicable, of each of the Covered Persons is set forth in Item 2(a) above, including Appendix A.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On December 18, 2018, upon the closing of the Issuer’s underwritten public offering of Common Shares conducted pursuant to a registration statement on Form S-3 (the “Offering”), Roivant purchased 10,000,000 Common Shares from the underwriters of the Offering at the public offering price of $1.00 per share. Roivant purchased the Common Shares using cash on hand.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Roivant purchased the 10,000,000 Common Shares in the Offering to maintain its investment in the Issuer following the Offering. As the Issuer’s majority shareholder, Roivant may provide additional financing to the Issuer from time to time in the form of an investment in equity or debt securities of the Issuer or loans, including in connection with business development transactions or financing commitments in relation thereto.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) Reporting Person (Roivant)

Roivant directly beneficially owns 99,285,714, or 65.2%, of the Common Shares, and has sole voting and dispositive power over such Common Shares. Roivant disclaims beneficial ownership in all Common Shares reported herein, except to the extent of Roivant’s respective pecuniary therein.

Covered Persons

Roivant Independent Directors and Shareholders

As disclosed on reports on Schedule 13D previously filed by them, certain of the Covered Persons may be deemed beneficial owners of the Common Shares directly owned by Roivant pursuant to arrangements in Roivant’s internal governance documents. These Covered Persons are not reporting persons on this Schedule 13D.

Following the appointment to Roivant’s board of directors of one or more directors meeting certain independence criteria (each, an “Independent Director” and, collectively, the “Independent Directors”), dispositions of the Common Shares require the approval of a majority of Roivant’s Board, including (i) at least two Independent Directors or, (ii) if there is only one independent director, that sole Independent Director. Andrew Lo and Patrick Machado are currently Independent Directors of Roivant. Additionally, SoftBank, QVT, Dexxon and Viking, voting unanimously, have the right to override certain decisions of the Roivant board of directors, including with respect to dispositions of Common Shares. Based on these arrangements, the Covered Persons set forth below may be deemed to share “dispositive power” and, therefore, beneficial ownership over the Common Shares directly owned by Roivant. Such persons do not have voting power over the Common Shares directly owned by Roivant.

(i)                                     Andrew Lo;

(ii)                                  Patrick Machado;

(iii)                               SVF Investments, SVF Holdings, SoftBank Vision Fund and SVF GP;

(iv)                              QVT Family, QVT Financial, QVT Financial GP and QVT Associates;

(v)                                 Dexxon Holdings, Dexcel Pharma and Dan Oren; and

(vi)                              VGI, VGP, VGE, VGE II, VGE III, VLFGP, VLFM, Opportunities GP, Opportunities Portfolio GP, Opportunities Fund, O. Andreas Halvorsen, David C. Ott and Rose S. Shabet.

Vivek Ramaswamy

As of the date hereof, Vivek Ramaswamy beneficially owns 357,000 Common Shares, all of which are subject to an immediately exercisable option. For more information regarding Vivek Ramaswamy’s option, see Item 6.

All share percentage calculations in this Schedule 13D are based on 152,175,480 Common Shares outstanding, as reported in the Issuer’s prospectus supplement for the Offering filed with the SEC pursuant to Rule 424(b)(5) under the Act on December 17, 2018.

(b) See rows 7-10 of the cover page to this Schedule 13D for information regarding Roivant’s power to vote or direct the vote and its power to dispose or direct the disposition of the Common Shares. Such information for the Covered Persons, who are not reporting persons on this Schedule 13D, is set forth in Item 5(a).

(c) Except as disclosed in this Schedule 13D, Roivant has not effected and, to Roivant’s knowledge, none of the Covered Persons has effected any transactions in the Common Shares during the past 60 days.

(d) Except as disclosed in this Schedule 13D, no person other than Roivant has the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the shares to which this Schedule 13D relates.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the extent required by Item 6, the information contained in Items 3, 4 and 5 above is incorporated herein by reference.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

Ilan Oren is a member of the Issuer’s board of directors. As a current non-employee director of the Issuer, Ilan Oren has declined to receive any cash or equity compensation for his service as a director under the non-employee director program. Vivek Ramaswamy resigned as a member of the Issuer’s board of directors effective September 26, 2018.

Vivek Ramaswamy’s stock option was granted to him on April 29, 2016, before he stepped down as an executive officer of the Issuer. The option has a $13.00 exercise price and a ten-year term, and vests over a period of four years, with one quarter of the Common Shares underlying the option vesting on April 29, 2017 and the remainder vesting in 12 equal quarterly installments thereafter. The option allows for early exercise, subject to the Issuer’s repurchase option with respect to any unvested Common Shares. This description does not purport to be complete and is qualified in its entirety by reference to the Forms of Option Notice Grant and Option Agreement under the Issuer’s 2015 Equity Incentive Plan, as amended, copies of which were previously filed as Exhibit 7.02 to Schedule 13D.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Description
7.04

Form of Lock-up Agreement (included as Exhibit A to the Form of Underwriting Agreement between Axovant Sciences Ltd. and Jefferies LLC, as representative of the several underwriters listed therein, incorporated by reference to Exhibit 1.1 of the Issuer’s Current Report on Form 8-K, filed on December 17, 2018).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2018	Roivant Sciences Ltd.

	By:	/s/ Marianne Romeo Dinsmore

	Name:	Marianne Romeo Dinsmore

	Title:	Authorized Signatory

APPENDIX A

As used in this Schedule 13D, the term “Covered Persons” refers to each of the Roivant Covered Persons, the SoftBank Covered Persons, the QVT Covered Persons, the Dexxon Covered Persons and the Viking Covered Persons.

SoftBank Covered Persons

SVF Investments is a wholly owned subsidiary of SVF Holdings. SoftBank Vision Fund is the managing member of SVF Holdings. SVF GP is the general partner of Softbank Vision Fund. As such, each of SVF Investments, SVF Holdings, SoftBank Vision Fund and SVF GP may be deemed to share beneficial ownership of the Common Shares directly owned by Roivant.

The principal executive offices of SVF Investments and SVF Holdings is 69 Grosvenor Street, London, United Kingdom W1K 3JP. The principal executive office of SVF GP and Softbank Vision Fund is Aztec Group House, 11-15 Seaton Place, St. Helier, Jersey JE4 0QH.

The principal business of SVF GP is the management and control of the business of the SoftBank Vision Fund. The principal business of the SoftBank Vision Fund is to engage in making investments in securities of public and private companies. The principal business of SVF Investments and SVF Holdings is to directly hold securities of public and private companies, as determined by SVF GP, via SoftBank Vision Fund.

Each of Adam Nicholas Gulley, Rajeev Misra, Simon King and Robert David Milner is a managing director of SVF GP. Their principal business addresses, present principal occupations and countries of citizenship are set forth below. SVF Investments, SVF Holdings, SoftBank Vision Fund, SVF GP and such managing directors of SVF GP are referred to herein as the “SoftBank Covered Persons.”

Name	Principal Business Address	Present Principal Occupation	Citizenship
Adam Nicholas Gulley	69 Grosvenor Street, London, United Kingdom W1K 3JP	Director	United Kingdom
Rajeev Misra	69 Grosvenor Street, London, United Kingdom W1K 3JP	Director	United Kingdom
Simon King	Aztec Group House 11-15 Seaton Place, St. Helier, Jersey JE4 0QH	Director	United Kingdom
Robert David Milner	Aztec Group House 11-15 Seaton Place, St. Helier, Jersey JE4 0QH	Director and Attorney	United Kingdom

QVT Covered Persons

QVT Financial acts as the investment manager of QVT Family. QVT Financial GP is the general partner of QVT Financial. QVT Associates is a general partner of certain other funds managed by QVT Financial.  As such, each of QVT Family, QVT Financial, QVT Financial GP and QVT Associates may be deemed to share beneficial ownership of the Common Shares directly owned by Roivant.

The registered office of QVT Family is 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The principal executive offices of QVT Financial, QVT Financial GP and QVT Associates are located at 444 Madison Avenue, 21st Floor, New York, New York 10022.

The principal business of QVT Family, QVT Financial, QVT Financial GP and QVT Associates is investment management.

Daniel Gold, Nicholas Brumm, Arthur Chu and Tracy Fu are the managing members of QVT Financial GP and QVT Associates. Their principal business addresses (which are also the addresses of their principal employers), present principal occupations and countries of citizenship are set forth below. QVT Family, QVT Financial, QVT Financial GP and QVT Associates and such managing members of QVT Financial GP and QVT Associates GP are referred to herein as the “QVT Covered Persons.”

Name	Principal Business Address	Present Principal Occupation	Citizenship
Daniel Gold	QVT Financial LP 444 Madison Avenue, 21st Floor New York, New York 10022	Investment Management	United States
Nicholas Brumm	QVT Financial LP 444 Madison Avenue, 21st Floor New York, New York 10022	Investment Management	United States
Arthur Chu	QVT Financial LP 444 Madison Avenue, 21st Floor New York, New York 10022	Investment Management	United States
Tracy Fu	QVT Financial LP 444 Madison Avenue, 21st Floor New York, New York 10022	Investment Management	United States

Dexxon Covered Persons

Dan Oren is the sole shareholder of Dexxon Holdings and the President and Chief Executive Officer of Dexcel Pharma. As such, each of Dexxon Holdings, Dexcel Pharma and Dan Oren may be deemed to share beneficial ownership of the Common Shares directly owned by Roivant.

The principal business address of Dexxon Holdings, Dexcel Pharma and Dan Oren is 1 Dexcel Street, Or Akiva, 3060000, Israel.

Dexxon Holdings is principally engaged in the business of investing in pharmaceutical companies. Dexcel Pharma is a manufacturer and distributor of pharmaceutical products. The principal occupation of Dan Oren is acting as sole director of Dexxon Holdings and President and Chief Executive Officer of Dexcel Pharma.

Dexxon Holdings has no executive officers and its sole director is Dan Oren. The directors of Dexcel Pharma are Uri Oren and Ilan Oren, along with Dan Oren, who is also Dexcel Pharma’s President and Chief Executive Officer. The present principal occupation, principal business address and country of citizenship of each of Dan Oren and Ilan Oren is set forth in Item 2(a) of this Schedule 13D. The present principal occupation of Uri Oren is serving as a director of Dexcel Pharma. The present principal business address of Uri Oren is 1 Dexcel Street, Or Akiva, 30600000, Israel. Uri Oren is a citizen of Israel. Dexxon Holdings, Dexcel Pharma, Dan Oren, Uri Oren and Ilan Oren are referred to herein as the “Dexxon Covered Persons.”

Viking Covered Persons

VGP is the general partner of VGE and VGE II and the investment manager of VGEIII. VLFGP is the investment manager of VLFM. Opportunities Portfolio GP is the general partner of Opportunities Fund. Opportunities GP is the sole member of Opportunities Portfolio GP.

Viking Global Equities III Ltd. (a Cayman Islands exempted company) invests substantially all of its assets through VGEIII. Viking Long Fund LP (a Delaware limited partnership) and Viking Long Fund III Ltd. (a Cayman Islands exempted company), through its investment in Viking Long Fund Intermediate LP (a Cayman Islands limited partnership), invest substantially all of their assets through VLFM.

VGI, which is an affiliate of VGP, VLFGP and Opportunities Fund GP, provides managerial services to VGE, VGE II, VGE III and VLFM and Opportunities Fund. Viking Global Partners LLC is the general partner of VGI.

Each of O. Andreas Halvorsen, a citizen of Norway, David C. Ott, a citizen of the United States, Rose S. Shabet, a citizen of the United States, is a member of the Executive Committee of Viking Global, VGP, VLFGP and Opportunities GP.

As a result, each of VGI, VGP, VGE, VGE II, VGE III, VLFGP, VLFM, Opportunities GP, Opportunities Portfolio GP, Opportunities Fund, O. Andreas Halvorsen, David C. Ott and Rose S. Shabet may be deemed to share beneficial ownership of the Common Shares directly owned by Roivant.

VGI, VGP, VGE, VGE II, VGE III, VLFGP, VLFM, Opportunities GP, Opportunities Portfolio GP, Opportunities Fund, O. Andreas Halvorsen, David C. Ott and Rose S. Shabet are referred to herein as the “Viking Covered Persons.”

The principal business address of each of the Viking Covered Persons is 55 Railroad Avenue, Greenwich, Connecticut 06830, which is also the principal business address of the employers of O. Andreas Halvorsen, David C. Ott and Rose S. Shabet.

The principal business of VGI is to provide managerial services to related entities engaged in making or recommending investments in securities of public and private companies. The principal business of each of VGP, VLFGP, Opportunities GP and Opportunities Portfolio GP is to serve as the general partner or investment manager of related entities engaged in making or recommending investments in securities of public and private companies. The principal business of each of VGE, VGE II, VGE III, Opportunities Fund and VLFM is to engage in making investments in securities of public and private companies. The present principal occupation of O. Andreas Halvorsen is Chief Executive Officer of VGI. The present principal occupation of David C. Ott is Advisory Director of VGI. The present principal occupation of Rose S. Shabet is Chief Operating Officer of VGI.